Bogota D.C., April 8, 2026 Standard & Poor’s Global Ratings (S&P) Affirms Ecopetrol’s Stand‑Alone Credit Profile and Revises Its Global Credit Rating Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol”) informs that S&P Global Ratings, in its report dated April 8, 2026, revised Ecopetrol’s global credit rating from BB to BB-, with a stable outlook, in line with the adjustment made to the sovereign credit rating of the Republic of Colombia on the same date. S&P affirmed Ecopetrol’s Stand-Alone Credit Profile (SACP) at bb+. In its report, S&P stated that Ecopetrol’s global credit rating continues to be constrained by Colombia’s sovereign rating, considering the Ecopetrol’s relevance to the country’s fiscal revenue generation, its status as a government‑related entity, and its strategic role in the national energy sector. Accordingly, the stable outlook assigned to Ecopetrol directly reflects the outlook of the sovereign rating. The full report issued by S&P Global Ratings may be consulted below: ------------------------------------- Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements. For more information, please contact: Investor Relations Office Email: investors@ecopetrol.com.co Head of Corporate Communications (Colombia) Marcela Ulloa Email: marcela.ulloa@ecopetrol.com.co ECP-INFORMACION PUBLICA  Ecopetrol S.A. Downgraded To 'BB-' From 'BB' Following Similar Action On The Sovereign; Outlook Stable April 8, 2026 Primary Contact Rating Action Overview Humberto Patino Mexico City • On April 8, 2026, S&P Global Ratings lowered its long-term foreign currency sovereign credit rating on Colombia to 'BB-' from 'BB' and long-term local currency sovereign credit rating to humberto.patino @ spglobal.com ' BB' from 'BB+' because of continued underperformance in its fiscal consolidation amid upcoming election period. Secondary Contacts • Our ratings on Ecopetrol S.A. are capped by the sovereign rating, reflecting its significant contribution to Colombia’s revenues via dividend distributions and government royalties, the government’s ownership stake, and its key role in the country’s energy transition. Fabiola Ortiz Mexico City 5 2-55-5081-4449 fabiola.ortiz spglobal.com • • As a result, on April 8, 2026, we lowered our issuer credit and issue-level ratings on Ecopetrol to 'BB-' from 'BB'. @ Claudia Sanchez The revised outlook to stable from negative on Ecopetrol reflects that on Colombia. Mexico City 5 2-55-5081-4418 claudia.sanchez spglobal.com Rating Action Rationale @ Colombia’s creditworthiness weakened due to fiscal risks and economic vulnerabilities. Our sovereign credit ratings on Colombia are constrained by its limited fiscal flexibility, high and rising debt burden, weak external position characterized by volatile terms of trade, and moderate GDP per capita, all exacerbated by increasingly unpredictable fiscal policy. Unpredictable government policies, including broken fiscal rules and budget shortfalls, are causing deficits and inflation. While Colombia has a stable political system, ongoing security issues and recent election results create uncertainty about future economic improvements. The new government faces pressure to spend more while struggling to raise revenue, and the country remains vulnerable to global economic changes and oil price fluctuations. (See Colombia Long-Term Foreign Currency Rating Lowered To 'BB-' From 'BB' Due To Fiscal Imbalances; Outlook Stable, April 8, 2026. Our ratings on Ecopetrol remain capped by the credit risk of the sovereign and continue to move in line with our ratings on Colombia. We assess the probability of timely and sufficient www.spglobal.com/ratingsdirect April 8, 2026 1  Ecopetrol S.A. Downgraded To 'BB-' From 'BB' Following Similar Action On The Sovereign; Outlook Stable government support to Ecopetrol under stress as very high, based on the government’s 88.49% ownership stake and Ecopetrol’s critical role as Colombia’s leading oil and gas producer. Ecopetrol remains a substantial revenue contributor to Colombia, as demonstrated by the approximately Colombian peso (COP)11.7 trillion dividend distribution in 2025. The company also continues to invest about 3.0% of expected investments for 2026 in Colombia’s energy transition, supporting the development of cleaner energy sources and increased natural gas availability. Recent government actions could limit Ecopetrol’s future financial performance should they become permanent. Specifically, the agreement effective April 1, 2026, for Ecopetrol (and its Cartagena refinery) to receive approximately COP1.6 trillion from the first-quarter 2025 account of Colombia’s Fuel Price Stabilization Fund (FEPC)--funded by Treasury bonds (TES) issued by the Republic of Colombia--suggests weaker fiscal consolidation and revenue expectations for the current administration. This suggests less flexibility for Ecopetrol to reduce dividends if needed. Dividend payments to the government resulted in free cash flow to debt (DCF) ratios of -5.0%, significantly below our 2.5% expectation. This highlights the government’s significant influence over Ecopetrol’s cash flow, as dividends consistently represent 40%-60% of net income. The government’s continued tendency to maximize dividend payouts, coupled with its ongoing fiscal challenges, raises the possibility of constraints on Ecopetrol’s future financial flexibility. Outlook The stable outlook on Ecopetrol remains tied to that of Colombia, reflecting the company’s continued importance to the Colombian economy and its strong relationship with the government. As a result, we expect our ratings on Ecopetrol to move in line with those on the sovereign. Downside scenario We could take a negative rating action on Ecopetrol in the next 12 months if we take a similar action on Colombia. On the other hand, we could revise its stand-alone credit profile (SACP) down in the next 12 months if: • The company's financial performance weakens such that we expect its adjusted net debt to EBITDA to consistently rise close to 3.0x. This could stem from lower prices, weaker production sales, or increased debt beyond our expectations; • • We perceive weaker business for Ecopetrol if it posts declines in production or replacement ratios below 100%; or Ecopetrol prioritizes cash outflows as dividends rather than for maintenance and growth capital expenditures (capex). Upside scenario We could take a positive rating action on Ecopetrol if we were to take a similar action on the long- term foreign currency sovereign credit rating on Colombia. Although unlikely within the next 12 months, we could revise up the SACP to 'bbb-' if the company's operating and financial performance is well above our expectations. This scenario could result if: www.spglobal.com/ratingsdirect April 8, 2026 2 Ecopetrol S.A. Downgraded To 'BB-' From 'BB' Following Similar Action On The Sovereign; Outlook Stable • • • • Ecopetrol has higher-than-expected production stemming from investments in Colombia or international fields; The company has debt-to-EBITDA ratios below 2.0x while improving profitability margins despite price volatility; Ecopetrol improves cash flows after capex and dividends, leading to discretionary cash flow to debt at or above 15%; or There are more independent board members and the company improves board member turnover. Company Description Ecopetrol is a vertically integrated oil and gas company based in Bogota, Colombia. The company also engages in power and infrastructure-related activities. It has a presence in Colombia, Brazil, Mexico, the U.S. Gulf Coast, and Singapore, as well as in Chile, Peru, and Bolivia through Interconexión Eléctrica S.A. (ISA). Ecopetrol is involved in all stages of the hydrocarbon chain: exploration, production, refining, and marketing, as well as the electric transmission business. The government of Colombia currently owns 88.49% of Ecopetrol, making it the controlling shareholder. Institutional shareholders and retail investors own the remaining 11.51%. Rating Component Scores Component Foreign currency issuer credit rating Local currency issuer credit rating Business risk BB-/Stable/-- BB-/Stable/-- Satisfactory Moderately high risk Moderately high risk Satisfactory SignificantCountry risk Industry risk Competitive position Financial riskCash flow/leverage Significant Anchor bbb- ModifiersDiversification/portfolio effect Capital structure Neutral/Undiversified Neutral Financial policy Neutral Liquidity Adequate Management and governance Comparable rating analysis Moderately negative Neutral Stand-alone credit profile bb+ Related Criteria • • Criteria | Corporates | General: Sector-Specific Corporate Methodology, July 7, 2025 Criteria | Corporates | General: Corporate Methodology, Jan. 7, 2024 www.spglobal.com/ratingsdirect April 8, 2026 3  Ecopetrol S.A. Downgraded To 'BB-' From 'BB' Following Similar Action On The Sovereign; Outlook Stable • • Criteria | Corporates | General: Methodology: Management And Governance Credit Factors For Corporate Entities, Jan. 7, 2024 General Criteria: Environmental, Social, And Governance Principles In Credit Ratings, Oct. 10, 2 021 • • • General Criteria: Group Rating Methodology, July 1, 2019 Criteria | Corporates | General: Corporate Methodology: Ratios And Adjustments, April 1, 2019 Criteria | Corporates | General: Reflecting Subordination Risk In Corporate Issue Ratings, March 2 8, 2018 • • General Criteria: Rating Government-Related Entities: Methodology And Assumptions, March 5, 2015 2 Criteria | Corporates | General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014 • • • General Criteria: Methodology: Industry Risk, Nov. 19, 2013 General Criteria: Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013 General Criteria: Principles Of Credit Ratings, Feb. 16, 2011 Related Research • • • • Colombia Long-Term Foreign Currency Rating Lowered To 'BB-' From 'BB' Due To Fiscal Imbalances; Outlook Stable, April 8, 2026 S&P Global Ratings Raises 2026 Oil Price Assumptions On Longer-Than-Expected Oil Flows Disruption, March 16, 2026 Ecopetrol S.A. Downgraded To 'BB' From 'BB+' On Similar Action On Colombia; Outlook Negative, June 27, 2025 Ecopetrol S.A. 'BB+' Ratings Affirmed; Outlook Still Negative; Stand-Alone Credit Profile Revised Down, June 4, 2025 Ratings List Ratings List Downgraded; Outlook Action To From Ecopetrol S.A. Issuer Credit Rating Downgraded BB-/Stable/-- BB/Negative/-- To From Ecopetrol S.A. Senior Unsecured BB- BB www.spglobal.com/ratingsdirect April 8, 2026 4  Ecopetrol S.A. Downgraded To 'BB-' From 'BB' Following Similar Action On The Sovereign; Outlook Stable Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at https://disclosure.spglobal.com/ratings/en/regulatory/ratings-criteria for further information. A description of each of S&P Global Ratings' rating categories is contained in "S&P Global Ratings Definitions" at https://disclosure.spglobal.com/ratings/en/regulatory/article/-/view/sourceId/504352. Complete ratings information is available to RatingsDirect subscribers at www.capitaliq.com. All ratings referenced herein can be found on S&P Global Ratings' public website at www.spglobal.com/ratings. www.spglobal.com/ratingsdirect April 8, 2026 5  Ecopetrol S.A. Downgraded To 'BB-' From 'BB' Following Similar Action On The Sovereign; Outlook Stable Copyright © 2026 by Standard & Poor's Financial Services LLC. All rights reserved. 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